

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 1, 2016

<u>Via E-mail</u>
John D. Fredericks
General Counsel
Medley LLC
600 Montgomery Street, 35th Floor
San Francisco, CA 94111

   Re: **Medley LLC**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed July 28, 2016
     File No. 333-212514

Dear Mr. Fredericks:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2016 letter.

<u>Prospectus Cover Page</u>

1. Please include the undertakings Item 512(i) of Regulation S-K if you intend to utilize Rule 430A at the time of effectiveness.

  Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any questions.

        Sincerely,

        /s/ Michael Clampitt

        Michael Clampitt
        Senior Attorney
        Office of Financial Services

cc: R. Cabell Morris, Winston Strawn LLP